FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.,
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

EXPLANATORY NOTE

On April 23, 2026, Similarweb Ltd. (the “Company”) furnished a Report on Form 6-K (the “Initial 6-K”) in connection with its 2026 annual general meeting of shareholders (the “2026 Annual General Meeting”), which will be held on Thursday, May 28, 2026, at 4:00 p.m. (Israel time), at the Company’s headquarters at 33 Yitzhak Rabin Rd., Givatayim, 5348303, Israel.

This Report on Form 6-K hereby amends and supplements the Initial 6-K to clarify that:

(i) upon the conclusion of the 2026 Annual General Meeting, Mr. Harel Beit-On will step down from his role as a member and the chair of the audit committee of the Company. Mr. Beit-On’s nomination as a Class II Director remains otherwise unchanged;

(ii) the last sentence of Section 9.1 of the proposed Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) is hereby amended to provide that annual cash bonuses granted to Executive Officers other than the Chief Executive Officer will be based on an evaluation of the relevant Executive Officer’s overall performance by the Chief

Executive Officer, based on quantitative and qualitative criteria, thereby ensuring that discretionary bonus determinations are grounded in measurable performance standards; and

(iii) the reference to “special recognition in case of retirement” in Section 10.1 of the Compensation Policy is hereby deleted, such that the Special Bonus provision shall no longer apply in connection with an Executive Officer’s retirement. As a result, total termination benefits payable under the Compensation Policy shall be fully capped at 24 months’ base salary, consistent with the limitation set forth in Part E (Sections 14–17) of the Policy.

The foregoing summary of the proposed changes to the Compensation Policy is hereby qualified in its entirety by reference to the full text of the proposed Compensation Policy, attached hereto as Exhibit 99.1.

If you have questions about the 2026 Annual General Meeting, need additional copies of the Proxy Statement or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the Company’s Corporate Counsel, Gal Israel, at gal.israel@similarweb.com.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-256324, 333-264307, 333-270793, 333-277449, 333-285314 and 333-293912).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proposed Compensation Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: May 14, 2026	By:	/s/ Ran Vered
Ran Vered Chief Financial Officer